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                       -------------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                                 GLOBALINK, INC.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   37936V 102
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                                 (CUSIP Number)


                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                            Telephone: (212) 818-8800
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           Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)


                                 June 11, 1998
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

                                  SCHEDULE 13D


CUSIP No.  37936V 102                                       Page 2 of 5 Pages
---------------------------                            ------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   David S. Nagelberg
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                (b) |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

                   PF, OO - See Item 3
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                     |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
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                            7        SOLE VOTING POWER

                                              960,239 Shares
         NUMBER OF       ------------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                             0
           EACH          ------------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                               960,239 Shares
                         ------------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                              0
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   960,239 Shares
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.9%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------

CUSIP No.  37936V 102                                     Page 3 of 5 Pages
-------------------------                             ------------------------

Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the common stock, $.01 par value ("Common Stock"), of Globalink, Inc. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 9302 Lee Highway, 12th Floor, Fairfax, Virginia 22031.

     The percentage of beneficial ownership reflected in this Statement is based upon 9,173,749 shares of Common Stock outstanding on May 28, 1998, which number has been obtained directly from the Issuer.

Item 2.  Identity and Background

     (a) Name: This statement is filed on behalf of David S. Nagelberg ("Nagelberg").

     (b) Business Address: Nagelberg has a business address of c/o M.H. Meyerson & Co., Inc., Newport Office Tower, 34th Floor, 525 Washington Boulevard, Jersey City, New Jersey 07310.

     (c) Principal Business: Nagelberg is principally engaged in the investment banking business for M.H. Meyerson & Co., Inc. ("Meyerson"), an investment banking firm with its offices at Newport Office Tower, 34th Floor, 525 Washington Boulevard, Jersey City, New Jersey 07310.

     (d) Convictions: During the last five years, Nagelberg has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Regulatory Proceedings: During the last five years, Nagelberg has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship: Nagelberg is a citizen of the United States.

Item 3.  Source and Amounts of Funds or Other Consideration

     Unchanged.

Item 4.  Purpose of Transactions

     Unchanged.

CUSIP No.  37936V 102                                     Page 4 of 5 Pages
------------------------                            ------------------------


Item 5.  Interest in Securities of the Issuer

     (a) Nagelberg directly owns and holds in his individual account 104,850 shares of Common Stock, and 200,000 units ("October 1997 Units") purchased from the Issuer in a private offering consummated in October 1997 ("October 1997 Private Offering"), each October 1997 Unit consisting of one share of Common Stock and one Warrant ("October 1997 Warrant"). Each October 1997 Warrant entitles its holder to purchase one share of Common Stock until October 19, 2002, at an exercise price of $1.75. Nagelberg is deemed to beneficially own the 200,000 shares of Common Stock underlying the October 1997 Warrants because the October 1997 Warrants are currently exercisable. Nagelberg also directly owns and holds in his individual account 18,182 Unit Purchase Options ("October 1997 UPOs"), which are exercisable at $1.51 per October 1997 Unit until October 19, 2002. Nagelberg is deemed to beneficially own the 18,182 shares of Common Stock underlying the October 1997 Units and the 18,182 shares of Common Stock underlying the October 1997 Warrants included in the October 1997 Units since the October 1997 UPOs and October 1997 Warrants included in the October 1997 UPOs are both immediately exercisable.

     Nagelberg also directly owns and holds in his Individual Retirement Account ("IRA") 1.75 units ("June 1998 Units") purchased from the Issuer in a private placement which is the subject of this report ("June 1998 Private Placement"), each June 1998 Unit consisting of a $100,000 principal amount 10% convertible debenture ("Convertible Debenture") and 23,000 warrants, each to purchase one share of Common Stock ("June 1998 Warrant"). The Convertible Debenture matures June 10, 2003 and is convertible at an initial conversion price of $2.00 per share. The June 1998 Warrant is exercisable until June 10, 2003 at an exercise price of $2.50 per share. Nagelberg is deemed to beneficially own the 87,500 shares of Common Stock underlying the Convertible Debenture held in the IRA as it may be converted at any time. Nagelberg is deemed to beneficially own the 40,250 shares of Common Stock underlying the June 1998 Warrant as it is presently exercisable.

     Nagelberg also directly owns and holds in his individual account a purchase option ("June 1998 Purchase Option") purchased from the Issuer in the June 1998 private placement. The June 1998 Purchase Option entitles Nagelberg to purchase 63,025 shares of Common Stock at an exercise price of $2.20 per share until June 10, 2003. Nagelberg is deemed to beneficially own the 63,025 shares of Common Stock underlying the June 1998 Purchase Option as such option is presently exercisable.

     In addition, Nagelberg serves as custodian for four custodial accounts ("Custodial Accounts") for the benefit of his children. Nagelberg may be deemed to beneficially own an aggregate of 228,250 shares of Common Stock held in the Custodial Accounts, comprised of (i) 75,000 shares of Common Stock underlying Convertible Debentures, (ii) 34,500 shares of Common Stock underlying June 1998 Warrants and (iii) 118,750 shares of Common Stock.

     Accordingly, Nagelberg may be deemed to beneficially own 960,239 shares of Issuer's Common Stock, or approximately 9.9% of the outstanding shares of Common Stock.

CUSIP No.  37936V 102                              Page 5 of 5 Pages
--------------------------                    -------------------------------

     (b) Nagelberg has sole voting and dispositive power over all of the 960,239 shares of Issuer's Common Stock beneficially owned by him.

     (c) On June 11, 1998, Nagelberg (i) through the IRA, purchased 1.75 June 1998 Units at a purchase price of $100,000 per June 1998 Unit for an aggregate purchase price of $175,000; (ii) through his individual account, acquired the June 1998 Purchase Option at a nominal purchase price; and (iii) as custodian for the Custodial Accounts purchased an aggregate of 1.5 June 1998 Units at a purchase price of $100,000 per June 1998 Unit for an aggregate purchase price of $150,000.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     Unchanged.

Item 7.  Material to be Filed as Exhibits

     4.4 Form of Convertible Debenture

     4.5 Form of June 1998 Warrant

     4.6 Form of June 1998 Purchase Option


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 17, 1998


                                                  /s/ David S. Nagelberg
                                             ________________________________
                                              David S. Nagelberg